Cowan, Mark A.

From: Cowan, Mark A.
Sent: Thursday, February 19, 2009 3:10 PM
To: 'david.goldstein@sablaw.com'
Subject: GE Investment Funds

David,
We had the following comments on the GE proxy statement:

1.   Background on the Proposals

        a.   The proxy states on page 8 that GEAM and the Board are proposing, among other things, the "retention of" Urdang to manage real estate related investments. Please consider clarifying the disclosure so it is clear that shareholders are not being asked to retain a current sub-adviser.

        b.   The proxy states that if adopted and implemented, proposals 1, 2 and 3 would result in a substantial increase in costs to GEAM. Proposal 1, however, notes that a "managers of managers" arrangement will allow the fund to retain sub-advisers without incurring the expense and delays of obtaining shareholder approval of agreements with sub-advisers and proposal 2 notes that approval of the proposed sub-advisory agreement with Urdang will not increase the total amount paid by the fund for advisory and sub-advisory services. As such, please clarify how these two proposals will result in increased costs to GEAM (and necessitate an increase in the fee rate that the fund pays GEAM under the advisory agreement).

        c.   The third sentence of the paragraph entitled "Class 2 Shares, Class 3 Shares and Class 4 shares" should read: "As with the Class 1 Investor Service Plan, expenses . . . are not intended [to] finance distribution . . . ."

        d.   In the table of pro forma operating expenses, please state whether the fee waiver is contractual. Also, please explain the reason for the reduction in the fee waiver from 0.07% to 0.03%.

2.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

-Mark

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
(202) 551-6765